Filing by Columbia Funds Series Trust II pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

Columbia Funds Series Trust I

(SEC File No. 811-04367)

Columbia Funds Series Trust II

(SEC File No. 811-21852)

Supplement dated February 18, 2020
to the Prospectus and Summary Prospectus, each as supplemented, if applicable, of each of the following funds:
Fund	Prospectus and Summary Prospectus Dated
Columbia Funds Series Trust
Columbia Global Strategic Equity Fund	6/1/2019
Columbia Select Global Growth Fund	7/1/2019

Columbia Funds Series Trust I
Columbia Disciplined Small Core Fund	1/1/2020

Columbia Funds Series Trust II
Columbia Contrarian Europe Fund	3/1/2019
Columbia Small/Mid Cap Value Fund	10/1/2019
(each, a Fund, together, the Funds)
In February 2020, the Board of Trustees of each Fund, having determined that a reorganization of that Fund was in the best interest of the Fund, voted to approve an Agreement and Plan of Reorganization to reorganize the Fund (each, a Target Fund) with and into the corresponding acquiring fund presented in the table below (each, an Acquiring Fund). Pursuant to applicable law (including the Investment Company Act of 1940), each reorganization may be implemented without obtaining shareholder approval. The reorganizations are expected to occur in the third quarter of 2020 and are expected to be a tax-free reorganization for U.S. federal income tax purposes. Additional information about the reorganizations will be made available to shareholders in a Combined Information Statement/Prospectus prior to the reorganization date.

Target Fund	Acquiring Fund
Columbia Contrarian Europe Fund	Columbia Overseas Core Fund
Columbia Disciplined Small Core Fund	Columbia Small Cap Value Fund I
Columbia Global Strategic Equity Fund	Columbia Capital Allocation Aggressive Portfolio
Columbia Select Global Growth Fund	Columbia Select Global Equity Fund
Columbia Small/Mid Cap Value Fund	Columbia Select Mid Cap Value Fund
The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund, nor is it a solicitation of any proxy. Because each Target Fund will reorganize into the corresponding Acquiring Fund on its reorganization date, you should consider the appropriateness of making a new or subsequent investment in the Target Fund prior to its reorganization date. You should consider the investment objectives, risks, strategies, fees and expenses of an Acquiring Fund and/or Target Fund carefully before investing. To obtain an Acquiring Fund's current prospectus, shareholder reports and other regulatory filings, contact your financial intermediary or visit columbiathreadneedleus.com.
Shareholders should retain this Supplement for future reference.
SUP000_00_091_(02/20)